Central Securities Corporation

630 Fifth Avenue

New York, N.Y. 10111

(212) 698-2020

November 29, 2012

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Document Control – EDGAR

RE:	Review of Filings made by Central Securities Corporation

Dear Mr. Long:

This letter responds to comments provided by you by telephone on August 16 and 17, 2012 to Mr. William Greason of Chadbourne & Parke LLP, counsel to Central Securities Corporation (the “Registrant”), regarding certain filings made by the Registrant. Listed below is each comment as we understand it from Mr. Greason and our corresponding response. If we have misunderstood any of your comments, please contact the undersigned.

Form 40-17G (Fidelity Bond) filing on April 5, 2012

Comment 1: The Board resolutions approving the amount and form of the fidelity bond and a statement as to the period for which premiums have been paid were not included with the filing as required by Investment Company Act Rule 17g-1(g)(1). You suggested that the Registrant provide the resolutions and the statement in the reply letter and confirm that the appropriate items will be included going forward.

Response: The Registrant did not include the board resolutions and a statement regarding the premiums paid in the filing due to an oversight. A copy of the resolutions and the statement are attached to this letter as Attachment A. Registrant will include these items in future Form 40-17G filings as well.

Form N-CSR filing as of December 31, 2011

Comment 2: Regarding the Registrant’s investment in The Plymouth Rock Company, Inc. (“Plymouth Rock”), you noted that the value of Plymouth Rock was 29% of both the net assets and total assets of the Registrant as of December 31, 2011. You referred to Article 3-09 of Regulation S-X and Form S-6 as guidance for including the financial statements of Plymouth Rock in the Registrant’s financial statements.

Response: The Registrant and its counsel discussed this comment with you and Megan Monroe (from the office of the Chief Accountant of the Securities and Exchange Commission) on September 13, 2012 and you subsequently confirmed to Mr. Greason on November 15, 2012 that the Registrant's current level of disclosure relating to its investment in Plymouth Rock was adequate, though you requested that, instead of including the Plymouth Rock general website address, the Registrant include a more specific reference to the website address for the Plymouth Rock financial statements.

The Registrant agrees to continue its current disclosure practice relating to Plymouth Rock's results and will include a more specific reference to the section of the Plymouth Rock website that contains Plymouth Rock’s annual reports. Please note that such reference can be included only if Plymouth Rock continues to include its annual reports on its website. As a non-public company, Plymouth Rock has no statutory obligation to make its financial statements publicly available through its website or otherwise. The Registrant reserves the right to not include the reference to Plymouth Rock’s website if the Registrant’s investment in Plymouth Rock is less than 20% of the Registrant’s net assets as of the date of the statement of assets and liabilities included in its annual report.

Comment 3: You stated that if there are amounts owed to directors included in the caption “Accrued expenses and reserves,” then such amounts are required to be separately stated under Article 6-04, item 12 of Regulation S-X.

Response: There were no amounts owed to directors at December 31, 2011. The Registrant notes that section (b)(1) of item 12 of Article 6-04 requires that amounts payable to officers and directors be stated separately (emphasis added). The Registrant states that it owed $420,000 to officers at December 31, 2011 for compensation. The Registrant considers this amount, which represented less than 0.1% of its net assets, to be immaterial for disclosure as a separate line item in its Statement of Assets and Liabilities. The Registrant agrees to report amounts owed to officers and directors as a separate line item if such amounts are material. The Registrant also agrees to disclose amounts owed to officers and directors in the footnotes to its financial statements if the amounts are not separately stated in the Statement of Assets and Liabilities, beginning in its 2012 Annual Report.

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Comment 4: You stated that the Board of Directors/Officers Table should also disclose the term of office of the persons included in the table.

Response: The Registrant will include the term of office in future annual reports. Each of the Registrant’s directors is elected annually. Each Officer serves at the pleasure of the Board of Directors. The terms of office have been disclosed in the Registrant’s annual proxy statement.

In connection with each of the filings identified above for the Registrant, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 212-698-2020 or William Greason at 212-408-5527.

Sincerely,

/s/ Lawrence P. Vogel

Lawrence P. Vogel

Vice President and Treasurer

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Attachment A

I, Marlene A. Krumholz, hereby certify that I am the Secretary of Central Securities Corporation, and that the following is a true and correct copy of resolutions duly adopted by a majority of the directors who are not "interested persons," at a meeting of the Board of Directors of said Corporation duly called and held on the 21st day of March 2012, at which a quorum was present and acting throughout. I further certify that said resolutions continue in full force and effect:

RESOLVED, that the Registered Management Investment Company Bond No. 12043112B of the ICI Mutual Insurance Company, being a single insured bond in the amount of $900,000, effective April 1, 2012, renewal date of the bond, is, in our judgment, adequate coverage for the protection of the Corporation and its stockholders. In approving such coverage, Messrs. Browning, Calder, Colander, Inglis, and Walker have considered all relevant factors including (1) the value of the Corporation's assets to which any covered person may have access; (2) the custody arrangements for such assets; (3) the nature of the Corporation's portfolio securities; (4) the amount of premium for such bond; and

FURTHER RESOLVED, that the Secretary shall make any filings and give any notices required by the Securities and Exchange Commission Rule 17g-1 under the Investment Company Act.

/s/ Marlene A. Krumholz

Marlene A. Krumholz

Secretary

New York, New York

November 27, 2012

November 27, 2012

Re: File No. 811-179

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Dear Sirs:

We are filing herewith under Section 17(g) of the Investment Company Act of 1940, a statement noting that Central Securities Corporation has paid the premium with respect to the Investment Company bond (No. 12043112B) for the period April 1, 2012 through March 31, 2013.

Very truly yours,

CENTRAL SECURITIES CORPORATION

/s/ Marlene A. Krumholz

Marlene A. Krumholz

Secretary

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